CERTIFICATE OF AUTHOR

I, Ken Reipas, P.Eng., do hereby certify that:

1.	I am currently employed as a Principal Mining Engineer by:

SRK Consulting (Canada) Inc.
Suite 2100 - 25 Adelaide Street East
Toronto, ON M5C 3A1
Canada

2.	This certificate applies to the technical report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 2, 2009.

3.	I am a graduate of Queen’s University (1981) with a B.Sc. degree in Mining Engineering. I have practiced in the field of mining engineering continuously since my graduation in 1981.

4.	I am a Professional Engineer registered with the Professional Engineers of Ontario.

5.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the subject property or securities of Alexco Resource Corp.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

7.	I visited the Bellekeno project site most recently from July 14 to 18, 2009.

8.

The sections of the technical report for which I am responsible includes Sections 19.2, 19.4, 19.5, 19.6, 19.7, 19.8, 19.9, and for which I am responsible as a co-author includes Sections 1.0, 2.0, 3.0, 19.14, 19.15, 20.0, and 21.0.

9.	I am independent of the issuer, Alexco Resource Corp., as described in section 1.4 of NI 43-101.

10.	I have not had any prior involvement with the Bellekeno property.

11.	I have read NI 43-101, including Form 43-101F1, and this technical report has been prepared in compliance with that Instrument.

12.

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

13.

I consent to the filing of this technical report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated this 4th day of December, 2009.

Ken Reipas, P.Eng.
SRK Consulting (Canada) Inc.